Exhibit 2.7

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

PRESS RELEASE

TELECOM ITALIA MEDIA: SPECIAL MEETING OF SAVINGS SHAREHOLDERS HELD

Rozzano (MI), 27 April 2015

Telecom Italia Media announces that the Special Meeting of Savings Shareholders held today on the initiative of the Common Representative, Carlo Aime, and a number of other shareholders in this category, appointed Dario Romano Radelli (CV attached) as the new Common Representative as of the date of approval of the 2014 financial statements.

With regard to the remaining items on the agenda, the Meeting expressed strong criticism of the merger by incorporation of Telecom Italia Media into Telecom Italia, which is the subject of a proposal being made to the Extraordinary Shareholders' Meeting called for 30 April 2015.

In particular, it resolved:

•	to request that the Board of Directors of the Company refrain from submitting a proposal to the Meeting of Ordinary Shareholders to approve the planned merger;

•	to the extent of its powers, not to approve this merger decision or the method for covering the losses made in the 2014 financial year;

•
to define “the financial offsetting of losses incurred as a result of the devaluation of the share, following the merger” as a common interest expense for safeguarding savings shareholders and “to allocate the total amount of the common fund, less any legal fees, to all the savings shareholders and the potential penalty incurred overall by the savings shareholders as a result of the merger” and furthermore, if it is not possible to proceed out of court to implement the above, to grant the Common Representative a wide-ranging mandate to determine "the additional instruments, including judicial ones, needed to ensure that the rights of savings shareholders are comprehensively safeguarded”.

***

The Company confirms that - as previously specified in the explanatory material made available in view of said Meeting - the operation does not harm the rights of Telecom Italia Media savings shareholders and does not therefore require the approval of the Special Meeting.

Telecom Italia
Press Office
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia Media
Investor Relations
+39 06 35598278

http://www.investor.telecomitaliamedia.it

CURRICULUM VITAE

Dati Anagrafici:
Radaelli Dario Romano
Nato a Monza (MI) il 10/01/1967
Residente in Corso Milano n. 26 – 20900 Monza (MI)
Ufficio in Viale San Gimignano n. 4/a – 20146 Milano (MI)
Tel. 347-7143888
E-mail: dario.radaelli@studiosgr.com
Stato civile: divorziato
C.F. RDLDRM67A10F704Q

Titoli di studio:
1)	Diploma di maturità di Ragioniere Programmatore conseguito nell’A.S. 1985/1986 presso l’I.T.C.G. “Mosè Bianchi” di Monza;
2)	Laurea in Economia e Commercio conseguita in data 4 luglio 1994 presso l’Università Cattolica del Sacro Cuore di Milano.

Iscrizione a Registri / Albi:
1)	Iscritto al Registro dei Revisori Contabili in forza del D.M. 15.11.1999 pubblicato sul Supplemento Straordinario della G.U., IV serie speciale, n. 100 del 17 dicembre 1999 al n. 102580;
2)	Iscritto presso l’Ordine dei Dottori Commercialisti di Monza 12.04.1999.

Esperienze lavorative:
Dal febbraio 1996 al dicembre 2004 ho collaborato come praticante dapprima e poi come professionista abilitato presso un altro Studio professionale ove, lavorando sodo, ho scalato i gradini di carriera interni fino ad assumere in pratica l’incarico di “braccio destro” del titolare.  Considerato che questo Studio annovera tra i propri clienti esclusivamente società di capitali con un fatturato annuo tra i 7,5 ed i 110 milioni di €, quasi tutte controllate italiane di multinazionali americane e tedesche o joint venture italo-tedesche, posso dire di aver maturato esperienze di sicuro rilievo sia nell'ambito della consulenza societaria nonché sulla fiscalità nazionale che internazionale.
Dal gennaio 2005 ad oggi sono titolare in prima persona di uno Studio professionale specializzato nell’assistenza tributaria e doganale a clientela italiana ed estera ed opero in sinergia con uno Studio di assistenza contabile, amministrativa e di consulenza del lavoro con il quale scambiamo costantemente idee, esperienze e clienti.

Incarichi di amministrazione e controllo ricoperti in passato:
Vedasi allegata Visura Scheda Persona del Registro delle Imprese aggiornata alla data odierna.
In merito ritengo opportuno segnalare che i soci della società Adveris s.r.l.s. mi ha nominato Amministratore Unico in considerazione delle mie esperienze nel trattare la tutela degli azionisti di minoranza in società quotate.

Lingue conosciute:
Inglese: molto buono.
Tedesco: buono.

Conoscenze informatiche
Utente mediamente esperto del Pacchetto di Microsoft Office e di OpenOffice.

Autorizzo il trattamento dei miei dati personali ai sensi del D. Lgs. 196/2003.

Dario Romano Radaelli